November 26, 2019

Thomas L. McKeirnan
Executive Vice President and General Counsel
Red Lion Hotels Corporation
201 W. North River Drive, Suite 100
Spokane, WA 99201

       Re: Red Lion Hotels Corporation
           Registration Statement on Form S-3
           File No. 333-234802
           Filed November 20, 2019

Dear Mr. McKeirnan:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jonathan Burr at 202-551-5833 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction